

Mail Stop 4631

August 10, 2017

Via Email
Mr. Jawad A. Ahsan
Chief Financial Officer
Axon Enterprise, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

> **Re:** **Axon Enterprise, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 6, 2017**
> **Form 10-Q for the Quarter Ended March 31, 2017**
> **Filed May 10, 2017**
> **File No. 1-16391**

Dear Mr. Ahsan:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 1 – Business, page 5

1. We note your backlog increased substantially during 2016. Please clarify how backlog is calculated, disclose the amount of backlog attributable to each reportable segment, and disclose the amount of total backlog expected to be realized in the next year as required by Items 101(c)(1) and 101(c)(1)(viii) of Regulation S-K. To allow better insight into the changes in your backlog from period to period, please consider providing a roll-forward of backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations and amounts recognized in sales, as well as any other major categories relevant to your facts and circumstances. Please also revise MD&A to address anticipated trends in margins based on the current backlog.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page 48

2.	Please separately present sales and cost of sales for products and services on the face of your statements of operations pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X.

Consolidated Statements of Cash Flows, page 50

3.	For the current period, please reconcile the amounts reflected as changes in accounts and notes receivable and prepaid expenses and other assets presented in your statement of cash flows with changes in the related account balances in your balance sheets. This comment is also applicable to the March 31, 2017 Form 10-Q.

Note 1 – Organization and Summary of Significant Accounting Policies, page 51
h. Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable

4.	We note you introduced TASER 60 in 2016, which allows customers to pay for hardware over an extended contractual life, typically five years. Please disclose the amount of revenue related to this program that you recognized during the periods presented. In addition, please explain how the extended payment terms under this program impact your ability to estimate the provision for doubtful accounts, your determination that collectability is reasonably assured, and your liquidity.

Note 5 – Goodwill and Intangible Assets, page 61

5.	Please disclose the amount of goodwill allocated to each reportable segment as of each balance sheet date as required by ASC 350-20-50-1.

Form 10-Q for the Quarter Ended March 31, 2017

Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page 6
e. Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable

6.	We note you introduced new subscription programs in 2017. Please clarify your revenue recognition policy related to this program.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

7.	During your 1Q17 earnings call, you discussed the impact of a national free trial program, including your expectation that it could reduce margins and cost $5 million in the second half of the year. Please expand MD&A to disclose and discuss all known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your financial condition and results of operations. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction